SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549


                    Schedule 14D-9
      Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
              (Amendment No. ___________)


                 Rainforest Cafe, Inc.
               (Name of Subject Company)


          State of Wisconsin Investment Board
          (Names of Persons Filing Statement)


              Common Stock, No Par Value
            (Title of Class of Securities)


                       75086K104
         (CUSIP Number of Class of Securities)

                  Cynthia L. Richson
          State of Wisconsin Investment Board
                121 East Wilson Street
               Madison, Wisconsin  53703
                    (608) 267-0882
    (Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

                    With copies to:
                   Scott A. Moehrke
                 Godfrey & Kahn, S.C.
                780 North Water Street
              Milwaukee, Wisconsin  53202
                    (414) 273-3500



   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION.

     The name of the subject company is Rainforest
Cafe, Inc., a Minnesota corporation ("Rainforest").
The address of the principal executive offices of Rainforest is 720 South Fifth Street, Hopkins,
Minnesota 55343. The telephone number of Rainforest at its principal executive offices is 612-945-5400.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement") relates is the Common
Stock, no par value, of Rainforest and associated preferred share purchase rights issued pursuant to the Rights Agreement by and between Rainforest and Norwest
Bank Minnesota, N.A., dated as of May 23, 2000, as amended by Amendment No. 1 to Rights Agreement, dated as of September 26, 2000 (Common Stock together with such associated rights are referred to as the "Shares"). As of September 26, 2000, there were
22,812,470 Shares issued and outstanding according to the Schedule 14D-9 filed by Rainforest on September 29,
2000.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is State of Wisconsin Investment
Board ("SWIB").  SWIB's address is 121 East Wilson
Street, Madison, Wisconsin 53702 and its telephone number is 608-266-2381.

     This Statement relates to the tender offer by LSR
Acquisition Corp., a Delaware corporation
("Purchaser"), and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's") to purchase all outstanding
Shares at the purchase price of $3.25 per Share (the
"Offer Price"), net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 29, 2000, and in the related
Letter of Transmittal (which, as they may be amended from time to time, constitute the "Offer"), each of which is being mailed to stockholders of Rainforest and is filed as an exhibit to the Tender Offer Statement on Schedule TO of Purchaser filed with the Securities and Exchange Commission (the "SEC") on September 29, 2000.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 26, 2000 (the
"Merger Agreement"), by and among Rainforest, Landry's and the Purchaser.

     The principal offices of Purchaser and Landry's are located at 1400 Post Oak Boulevard, Suite 1010,
Houston, Texas 77056.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not Applicable.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation or Recommendation. SWIB is advising holders of the Shares to reject the Offer and/or to hold off tending Shares initially. SWIB has published a press release recommending that stockholders reject the Offer as inadequate. SWIB has also sent a letter to the Rainforest Board of Directors requesting a variety of actions and expressing its views with respect to the Offer. SWIB may send communications to other stockholders recommending against tendering in the Offer.

     (b) Reasons. SWIB believes that Rainforest is worth substantially more than the Offer Price. SWIB and other shareholders defeated an offer by Landry's to purchase Rainforest in April 2000 at a valuation of approximately $5.23 per share. Despite shareholder rejection of the earlier offer, Rainforest pursued this second transaction with Landry's at a significantly lower price. SWIB believes that by continuing to pursue a sale of Rainforest to Landry's, the Rainforest
Board of Directors has not upheld its fiduciary duties to shareholders. Moreover, the Rainforest Rights
Agreement and the Merger Agreement allow Landry's to proceed with the Offer but prohibit SWIB and other shareholders from taking collective action which SWIB believes may benefit Rainforest shareholders.

     (c) Intent to Tender. SWIB does not intend to tender any of the Shares it owns of record or beneficially to the Purchaser.

ITEM 5.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions during Past 60 Days.
   (1)  1.  SWIB
        2.  August 1, 2000
        3.  2,500 shares
        4.  $2.25 per share
        5.  Normal buy on Nasdaq brokered through Instinet

   (2)  1.  SWIB
        2.  August 1, 2000
        3.  15,000 shares
        4.  $2.25 per share
        5.  Normal buy on Nasdaq brokered through Herzog

   (3)  1.  SWIB
        2.  August 3, 2000
        3.  125,000 shares
        4.  $2.1875 per share
        5.  Normal buy on Nasdaq brokered through Spear Leads

   (4)  1.  SWIB
        2.  August 14, 2000
        3.  20,000 shares
        4.  $2.00 per share
        5.  Normal buy on Nasdaq brokered through Knight Inc.

   (5)  1.  SWIB
        2.  September 29, 2000
        3.  105,000 shares
        4.  $3.0548 per share
        5.  Normal buy on Nasdaq brokered through Instinet

   (6)  1.  SWIB
        2.  September 29, 2000
        3.  95,000 shares
        4.  $3.0625 per share
        5.  Normal buy on Nasdaq brokered through Knight Inc.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not Applicable.

ITEM 8.   ADDITIONAL INFORMATION.

     Not Applicable.

ITEM 9.   EXHIBITS.

     The following exhibits are filed with this Statement:

     Exhibit
        No.                                          Description

        a.1   Press Release dated September 26, 2000
              (incorporated by reference to SWIB's Preliminary Schedule 14D-9 filed with the SEC on October 2, 2000)

        a.2   Press Release dated October 3, 2000

                       SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                STATE OF WISCONSIN
                                INVESTMENT BOARD


                                By: /s/ Joseph E. Gorman
                                    ---------------------------
                                      Name:  Joseph E. Gorman
                                      Title: Chief Investment Officer-
                                             Equities
Dated:  October 3, 2000